Exhibit 20

Schedule of Transactions

Name	Date	Nature of Transaction	Amount of Shares	Price per Share or Weighted Average Price per Share
Greg & Marcy Carlin Family Trust	12/2/2024	Sale	356,773	$14.42	[1]
Gregory A. Carlin	12/3/2024	Gift	350,000	--

1 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $14.35 to $14.82. The Reporting Persons undertake to provide to the Issuer, any securityholder of the Issuer, or the staff of the U.S. Securities and Exchange Commission upon request, full information about the number of shares sold at each separate price within the range set forth above.